UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

svp marketing & communications

310.776.7208 or rbodner@peacearch.com

Peace Arch Entertainment Announces Completion

of Licensing Agreements for 31 Motion Pictures in

Key International Territories at Cannes Film Festival & Market

DEALS CLOSED INCLUDE NEW COMEDIES “THE DEAL,” “SHRED” & “SHRED 2”

CRIME DRAMA MINI-SERIES “GUNS” AND SPORTS DRAMA “GOAL 3”

Cannes, France - May 21, 2008 - Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company, today announced that it has completed licensing agreements in key international territories for 31 motion pictures and television series at the 2008 Cannes Film Festival and Market in Cannes, France (May 14-25).

New licensing agreements closed by Peace Arch at Cannes include the romantic comedy “The Deal” (William H. Macy, Meg Ryan) to Scanbox for Scandinavia, to Videovision Entertainment for South Africa, to Wooriful Venture Capital for South Korea, and to Myndform for Iceland; drama “Winged Creatures” (Forest Whitaker, Kate Beckinsale, Dakota Fanning, Jennifer Hudson) to VR Films & Studios for India and to Myndform for Iceland; drama “Chapter 27” to Tandem for Bulgaria; sports drama “Goal 3” (Kuno Becker) to Videovision Entertainment for South Africa, to Film Media S.A. for Poland and to Alliance for Singapore; and dark comedy “The Babysitters” (John Leguizamo) also to Alliance for Singapore, to Videovision Entertainment for South Africa and to Tandem for Bulgaria.

Additional deals include the snowboard comedy ”Shred” (Tom Green), horror-thriller ”Devil’s Mercy” (Stephen Rea), war drama “Time Bomb” (Jake Busey), and thrillers “Final Draft” (James Van Der Beek) and “Passion’s Web” (Julie Warner) to Lusomondo for Portugal; DVD rights to the crime drama mini-series “Guns” (Elisha Cuthbert, Colm Feore) closed with Klockworx for Japan; dramas “All The Good Ones Are Married” (Darryl Hannah) and “Our Fathers” (Christopher Plummer, Brian Dennehy and Ted Danson) sold to Red Ant for Australia; the drama “Guantanamero” (Rupert Evans, Sir Derek Jacobi) to EIC-Lime-Light for Benelux; “All The Good Ones Are Married,” horror “Ultimate Killing Machine” (Michael Madsen), thriller “Never Forget” (Lou Diamond Phillips) and “Passion’s Web” to Videoconcept for CIS; family drama “Ace of Hearts” and war drama “The Four Horsemen” to Film Media for Poland: horror-thriller “Never Cry Werewolf” (Kevin Sorbo) to BS Filmcilik for Turkey; “Shred 2” (Tom Green) to ITV for Central Europe; “Guns,” “Just Business” (Gina Gershon), family drama “Ace of Hearts” (Dean Cain), “Animal 2” (Ving Rhames), “Luna: Spirit of The Whale” (Jason Priestley, Graham Greene, Adam Beach) and crime drama “The Last Hit Man” (Joe Mantegna) to Tandem for Bulgaria; the romantic comedy “Watching The Detectives” (Cillian Murphy, Lucy Liu) sold to Bowline for Czech Republic and Slovakia; comedies “Shred” and “Shred 2,” drama “Shadows In The Sun” (Harvey Keitel, Joshua Jackson, Giancarlo Giannini), drama “Guantanamero, and drama “All The Good Ones Are Married” sold to D Productions for Turkey; drama “Animal 2,” “Bottom Feeder,” “Shred” and “Shred 2,” thriller “The Cradle” (Lukas Haas), “Devil’s Mercy,” “Final Draft” and crime drama “Just Business” to Hollywood Entertainment for Greece; and a seven title package to Horizon for Turkey consisting of four war dramas “The Four Horsemen,” “The Veteran,” “American Soldiers” and “Time Bomb” plus the dramas “Animal 2,” “Hollywood Flies” and “Just Business.”

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch is one of the leading independent theatrical and home entertainment distributors in North America, and owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1,000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions.  These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, that the corresponding restatement of the Company's financial statements may change based upon the Audit Committee's ongoing analysis, that the Company's ability to file required reports timely with the Securities and Exchange Commission will be impaired, that potential claims or proceedings may arise relating to such matters, that the Audit Committee in consultation with the Company's independent public accounting firm will determine that the proper accounting differs from the accounting treatment upon which the assumptions and forward looking statements in this release are based and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 23, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.